UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 4, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 4, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

PATROCINADORA OFICIAL TIM

5G

EARNINGS RELEASE 3RD QTR2024



TIMB
LISTED
NYSE

TIMS
B3 LISTED NM
ISE B3

MESSAGE FROM MANAGEMENT

The third quarter demonstrates our solid performance and our trajectory towards achieving the goals set for 2024, overcoming challenges throughout the year.

We have achieved consistent progress in our main business areas: (i) in Mobile, we delivered growth based on our value strategy; (ii) in B2B, we continued to evolve in our verticals, expanding connectivity indicators and IoT solutions; (iii) in Broadband, we followed our strategy of selective fiber expansion with a focus on profitability.

This quarter was also marked by the realization of the largest music festival in Latin America, Rock in Rio – an event where TIM was the official sponsor. This initiative reinforces our market positioning through music. We were the most talked-about company at the event with 90% overall favorability, further contributing to our trajectory of improving brand perception.

2024 THIRD QUARTER HIGHLIGHTS

FINANCIAL*

FINANCIAL RESULTS MEET OUR COMMITMENT TO DELIVER THE GUIDANCE FOR THE YEAR

- **Revenues keep growing at healthy pace:** Net Revenue +6.0% YoY and Service Revenue +6.1% YoY in 3Q24;
- **Revenue with positive contribution from different business fronts:** MSR +6.3% YoY, TIM Ultrafibra Revenue +6.0% YoY and Product Revenue +3.5% YoY in 3Q24;
- **Another record in Mobile ARPU**: total ARPU reaching R$31.7 (+4.8% YoY) in 3Q24, the highest in the sector;
- **EBITDA advance above Net Revenue (+7.5% YoY in 3Q24)**, supporting another margin expansion **(+0.7 p.p. YoY)** to bring the indicator to **over 50%**;
- **Operating Cash Flow with robust double-digit expansion**: EBITDA-AL (-) Capex growing 23.4% YoY in 3Q24, representing 25% of Net Revenue;
- **Net Income sustained a good growth in third quarter**: totaling R$805 million, +11.2% YoY.

+6.9% YoY advance of Net Revenue in 9M24

+8.7% YoY evolution of EBITDA in 9M24

49.3% EBITDA Margin in 9M24

+29.7% YoY growth of EBITDA-AL (-) Capex in 9M24

21.2% EBITDA-AL (-) Capex over Net Revenue in 9M24

16.9% Capex over Net Revenue in 9M24

OTHER HIGHLIGHTS

EVOLVING ON DIFFERENT FRONTS

- **Leadership in 5G coverage**: available in 495 cities by the end of September;
- Best network quality in Brazil: **operator with the highest score in the Consistent Quality index****;
- **Postpaid customer base growing**: adding 709k new lines in 3Q24 and controlled churn in the range of -0.7% (ex-M2M);
- Launch of the **new *Controle* portfolio** and the **new Prepaid offer "TIM Pré XIP"**.

+17.1% YoY increase in Net Income in 9M24

R$ 800 mln of IoC announced in 9M24

RESULTS CONFERENCE

November 5th, 2024, at:

10:00 a.m. (BRT) / 8:00 a.m. (US EST)

Livestream (Zoom): Click here

* Revenue, EBITDA and Net Income normalized by the items described in their respective sections. EBITDA-AL disregarding the impact of site decommissioning fines.

** According to Opensignal's Consistent Quality index in the September 3, 2024 report: Click here

OPERATING AND FINANCIAL HIGHLIGHTS

DESCRIPTION	3Q24	3Q23	% YoY	2Q24	% QoQ	9M24	9M23	% YoY
FINANCIAL (R$ million)								
Normalized* Net Revenues	**6,419**	**6,055**	**6.0%**	**6,303**	**1.8%**	**18,817**	**17,600**	**6.9%**
Services Revenues	6,232	5,875	6.1%	6,103	2.1%	18,244	17,077	6.8%
Mobile Service	5,898	5,550	6.3%	5,766	2.3%	17,242	16,115	7.0%
Fixed Service	333	325	2.6%	337	-1.2%	1,003	962	4.2%
Normalized* Operating Expenses	(3,183)	(3,045)	4.5%	(3,150)	1.1%	(9,538)	(9,063)	5.2%
Normalized* EBITDA	**3,236**	**3,011**	**7.5%**	**3,153**	**2.6%**	**9,279**	**8,536**	**8.7%**
Normalized* EBITDA Margin	**50.4%**	**49.7%**	**0.7p.p.**	**50.0%**	**0.4p.p.**	**49.3%**	**48.5%**	**0.8p.p.**
Normalized* Net Income	805	724	11.2%	781	3.0%	2,106	1,798	17.1%
Capex	896	998	-10.2%	925	-3.1%	3,176	3,212	-1.1%
Normalized* EBITDA-AL - Capex	1,608	1,302	23.4%	1,536	4.7%	3,987	3,074	29.7%
OPERATIONAL ('000)								
Mobile Customer Base	**62,149**	**61,254**	**1.5%**	**61,986**	**0.3%**	**62,149**	**61,254**	**1.5%**
Prepaid	32,468	34,078	-4.7%	33,014	-1.7%	32,468	34,078	-4.7%
Postpaid	29,681	27,176	9.2%	28,972	2.4%	29,681	27,176	9.2%
TIM Ultrafibra Customer Base	**793**	**791**	**0.3%**	**798**	**-0.6%**	**793**	**791**	**0.3%**

* EBITDA normalized according to items indicated in the Revenue (+R$41.0 million in 1Q23) and Costs (+R$11.6 million in 3Q23, +R$17.4 million in 2Q23 and -R$4.4 million in 1Q23) sections. Net Income normalized according to items indicated in the Revenue and Costs sections, described above, and by non-recurring items in Income Tax and Social Contribution (-R$3.9 million in 3Q23, -R$5.9 million in 2Q23 and -R$12.4 million in 1Q23).


5G
TIMB
LISTED
NYSE
TIMS
B3 LISTED NM
ISE B3
TIM

EVENTS OF THE QUARTER AND SUBSEQUENT EVENTS

PAYMENT OF INTEREST ON CAPITAL

On September 17, 2024, the Board of Directors of TIM S.A. approved the distribution of R$300 million as Interest on Capital. For more details, please access TIM S.A.'s Investor Relations website.

STRATEGIC PLAN 2024-2026 AND PROJECTION UPDATES

The Company estimates that it will remunerate its shareholders in approximately R$3.5 billion for the year 2024. This amount includes the R$800 million in Interest on Capital (IoC) that has already been announced and approximately R$2.7 billion in a combination of IoC and Dividends, to be approved. For more details, please access TIM S.A.'s Investor Relations website.

CONTRIBUTION TO THE 5G INVESTMENT FUND

By the end of September 2024, TIM made contributions of approximately US$ 36 million[1] to the 5G Fund managed by Upload Ventures Growth, LP, further reinforcing its commitment to boost the development of solutions based on 5G technology.

[1] Nominal value.

FINANCIAL PERFORMANCE

OPERATING REVENUE

REVENUE GROWING AT A HEALTHY PACE TO MEET 2024 GOALS

DESCRIPTION	3Q24	3Q23	% YoY	2Q24	% QoQ	9M24	9M23	% YoY
R$ million								
Reported Net Revenue	**6,419**	**6,055**	**6.0%**	**6,303**	**1.8%**	**18,817**	**17,559**	**7.2%**
Normalized* Net Revenue	**6,419**	**6,055**	**6.0%**	**6,303**	**1.8%**	**18,817**	**17,600**	**6.9%**
Services Revenue	**6,232**	**5,875**	**6.1%**	**6,103**	**2.1%**	**18,244**	**17,077**	**6.8%**
Mobile Service	**5,898**	**5,550**	**6.3%**	**5,766**	**2.3%**	**17,242**	**16,115**	**7.0%**
Client Generated	5,477	5,144	6.5%	5,389	1.6%	16,057	14,943	7.5%
Interconnection	82	105	-21.9%	87	-5.3%	264	324	-18.6%
Customer Platform	40	54	-26.7%	30	30.5%	101	122	-17.0%
Others	300	246	21.7%	260	15.4%	820	725	13.0%
Fixed Service	**333**	**325**	**2.6%**	**337**	**-1.2%**	**1,003**	**962**	**4.2%**
of which TIM Ultrafibra	234	221	6.0%	234	-0.2%	697	647	7.7%
Product Revenue	**187**	**181**	**3.5%**	**199**	**-6.0%**	**573**	**522**	**9.6%**

* Net Revenue normalized by the temporary effect from the inefficiency of PIS/COFINS arising from a contract signed between TIM S.A and Cozani (+R$41.0 million in 1Q23). The merger of Cozani into TIM S.A. became effective on April 01, 2023.

In 3Q24, Normalized Net Revenue grew by 6.0% YoY, totaling R$6,419 million. This result was mainly due to the expansion in Mobile Service Revenue, which increased by 6.3% YoY, **leveraged by Postpaid, which grew by 8.3% YoY in 3Q24**. In 9M24, revenue dynamics were similar, with Normalized Net Revenue increasing by 6.9% YoY and Mobile Service Revenue growing 7.0% YoY.

Evolution in the main business lines


Normalized Net Revenue
(R$ mln; % YoY)
6.0%
Client Generated
6.5%
239
94
-14
30
9
6
6,055
6,419
Mobile 6.3%
2.6%
3.5%
3Q23
TIM Client
Non-TIM Client
Customer Platform
ITX and Others
Fixed
Products
3Q24

Breakdown of the Mobile Segment (net of taxes and deductions):

Normalized Mobile Service Revenue ("MSR") amounted to R$5,898 million in 3Q24, corresponding to a 6.3% YoY expansion, benefited mainly by the positive performance in Postpaid which reflects a smarter management of the customer base amid a less pronounced annual price adjustment dynamic in 2024 compared to 2023. The following factors stand out for this performance: (i) the migration of customers to higher value-added plans (Prepaid-Postpaid and Pospaid-Postpaid); and (ii) efforts to reduce disconnection rates (Postpaid Churn ex-M2M of -0.7% in 3Q24). **Normalized Mobile ARPU (average monthly revenue per user) reached R$31.7**, representing an increase of 4.8% YoY. **In 9M24, Normalized MSR grew by 7.0% YoY.**

In 3Q24, Client Generated Revenue (MSR excluding interconnection, customer platform and other revenues) **reached R$5,477 million, up by 6.5% YoY.** This performance was explained by the recurring growth in revenue generated by TIM Customers and an increase in revenue from non-TIM Customers, benefited by the performance of TIM *Viagem* packages after the reformulation of the international roaming portfolio in September 2023. **In 9M24, Client Generated Revenue grew by 7.5% YoY.**

In 3Q24, Interconnection (ITX) Revenue dropped by 21.9% YoY, which was already expected and in line with the reduction in MTR ("Mobile Termination Rate") rate and lower incoming traffic. In 9M24, this line fell by 18.6% YoY.

Customer Platform Revenue was R$40 million in 3Q24, compared to R$54 million in 3Q23, falling by 26.7% YoY. The reduction is explained by the Company's operating model which encompasses an activation fee-based model for some segments and a revenue share model for others. On the positive side, the **Mobile Advertising and Data Monetization initiatives also stood out, growing robust double digits YoY for another quarter**. In 9M24, the line reached R$101 million, down by 17.0% for the same reasons.

The Other Normalized[2] Revenue line increased by 21.7% YoY in 3Q24, mainly due to higher revenues from IoT projects for the agribusiness. In 9M24, this line increased by 13.0% YoY.

Below is the performance breakdown of each mobile customer profile:

I. **Postpaid Revenue increased by 8.3% YoY in 3Q24**, with Postpaid ARPU reaching R$43.3 in the quarter (-0.9% YoY) and Postpaid ex-M2M ARPU reaching R$53.2 (+0.7% YoY). This performance is explained by: (i) the annual price adjustments for part of the Postpaid customer base, but at a lower percentage than in 2023; (ii) efforts to migrate customers to higher-value plans; and (iii) the Company's success in reducing churn rates . **In 9M24, Postpaid Revenue increased by 8.6% YoY.**

II. Prepaid Revenue declined by 5.1% YoY in 3Q24, with Prepaid ARPU reaching R$14.9 (-0.3% YoY). Excluding Interconnection Revenue, Prepaid Revenue would have declined by 4.3% YoY. This performance in Prepaid continues to be impacted by: (i) the consecutive increases in customer

[2] The Other Revenues line had a non-recurring impact of R$41.0 million in 1Q23, referring to the temporary effect of the inefficiency of PIS/COFINS, arising from a contract signed between TIM S.A and Cozani, which was extinguished with the merger Cozani.

migration from Prepaid to Postpaid; and (ii) lower recharging recurrences in certain customer groups. **In 9M24, Prepaid Revenue fell by 2.1% YoY.**

Breakdown of the Fixed Segment (net of taxes and deductions):

In 3Q24, Fixed Service Revenue amounted to R$333 million, up by 2.6% YoY. In 9M24, Fixed Service Revenue grew by 4.2% YoY.

TIM Ultrafibra, the main line for the fixed segment, **grew by 6.0% YoY in 3Q24, with ARPU of R$99.0 (+5.9% YoY).** This performance reflects the Company's strategy to carry out a more selective expansion of TIM Ultrafibra, which arrived in the state of Rio Grande do Sul, covering 28 new municipalities in 3Q24. It is worth mentioning that FTTH (Fiber-to-the-Home) already accounts for over 94% of our total broadband customer base. **In 9M24, TIM Ultrafibra Revenue increased by 7.7% YoY.**


TIM Ultrafibra Revenue
(R$ mln; %YoY)
6.0%
221
234
3Q23
3Q24
TIM Ultrafibra's performance reflects the selective approach in our expansion strategy

Details of Product Revenue (net of taxes and deductions):

Product Revenue expanded 3.5% in 3Q24 and 9.6% YoY in 9M24. In 9M24 the performance is explained by:(i) an increase in the volume of device sales; (ii) the sale of accessories (cases, screen protectors, etc.) for phones; (iii) an increase in sales of other equipment such as wearables and modules related to "B2B IoT," reinforcing the Company's portfolio diversification strategy.

OPERATING COSTS AND EXPENSES

EFFICIENT MANAGEMENT OF COSTS AND EXPENSES THAT CONTINUE TO GROW PRACTICALLY IN LINE WITH INFLATION IN THE PERIOD

DESCRIPTION	3Q24	3Q23	% YoY	2Q24	% QoQ	9M24	9M23	% YoY
R$ million								
Reported Operating Expenses	**(3,183)**	**(3,056)**	4.1%	**(3,150)**	1.1%	**(9,538)**	**(9,088)**	5.0%
Normalized* Operating Expenses	**(3,183)**	**(3,045)**	4.5%	**(3,150)**	1.1%	**(9,538)**	**(9,063)**	5.2%
Personnel	(365)	(340)	7.4%	(366)	-0.2%	(1,096)	(1,012)	8.3%
Selling and Marketing	(1,009)	(970)	4.0%	(1,002)	0.7%	(2,991)	(2,936)	1.8%
Network & Interconnection	(1,101)	(1,008)	9.2%	(1,079)	2.0%	(3,315)	(2,990)	10.8%
General & Administrative	(214)	(215)	-0.7%	(209)	2.5%	(643)	(661)	-2.8%
Cost Of Goods Sold (COGS)	(248)	(254)	-2.5%	(268)	-7.3%	(763)	(723)	5.6%
Bad Debt	(174)	(161)	7.6%	(172)	0.7%	(512)	(467)	9.6%
Other operational revenues (expenses)	(72)	(96)	-24.6%	(54)	35.2%	(219)	(273)	-19.9%
Normalized* Operating Expenses Ex-COGS	**(2,935)**	**(2,790)**	**5.2%**	**(2,882)**	**1.8%**	**(8,775)**	**(8,341)**	**5.2%**

* Operating Costs normalized by: expenses with consulting within the scope of the acquisition project of Oi Móvel and customer migration (+R$2.1 million in 3Q23, +R$16.3 million in 2Q23 and +R$12.5 million in 1Q23), PIS/COFINS credits generated in the intercompany contract with Cozani (-R$17.7 million in 1Q23), expenses with FUST/FUNTEL related to the intercompany contract with Cozani (+R$886k in 1Q23), expenses with specialized legal and administrative services (+R$1.1 million in 2Q23) and payroll expenses related to the acquisition of Oi Mobile (+R$8.4 million in 3Q23).

Normalized Operating Costs and Expenses was R$3,183 million in 3Q24, up by 4.5% YoY, practically in line with inflation in the period (in September, the accumulated 12-month IPCA was 4.42%), reflecting the Company's efficient cost management. This line was negatively affected by these key items: (i) higher interconnection expenses, related to international roaming services and costs related to network; and (ii) higher advertising expenses due to the campaigns for TIM Pré XIP and Rock in Rio. In 9M23, Normalized Operating Costs and Expenses grew 5.2% YoY.

Breakdown of Normalized Costs and Expenses Performance:

Normalized Personnel costs[3] grew by 7.4% YoY in 3Q24, impacted by annual salary adjustments and improved benefits, which were partially offset by the drop in expenses related to long-term incentives. In 9M24, this line increased by 8.3%, also due to the salary increases and improved benefits, in addition to provisions for expenses related to employee profit-sharing in the Company's results.

The Selling and Marketing line increased by 4.0% YoY in 3Q24, mainly due to higher advertising expenses related to the launch of TIM Pré XIP and the Rock in Rio campaigns. In 9M24, this cost line increased slightly, by 1.8% YoY, reflecting the increases in advertising expenses, as previously mentioned, and was partially offset by the recognition of Fistel credits, which had a positive effect in the 9M23 results.

The Normalized Network and Interconnection group[4] increased by 9.2% YoY in 3Q24, due to: (i) higher expenses for international roaming services, still reflecting the increase in traffic volume after the strategy

[3] In 3Q23, the Personnel costs line had a non-recurring impact of R$8.4 million referring to payroll expenses related to the acquisition of Oi's mobile assets.

[4] The Network and Interconnection line had a non-recurring impact of R$2.1 million in 3Q23, R$16.3 million in 2Q23 and R$12.5 million in 1Q23, referring to consulting expenses within the scope of the migration project for customers arriving from Oi, and -R$17.7 million in 1Q23, referring to PIS/COFINS credits generated in the intercompany contract with Cozani.

to reformulate the Postpaid portfolio in September 2023; and (ii) higher spending related to network infrastructure. These amounts were partially offset by lower expenses with content providers and leased lines. In 9M24, this line grew by 10.8% YoY.

Normalized General and Administrative Expenses (G&A)[5] fell by 0.7% YoY, totaling R$214 million in 3Q24, mainly due to customer billing digitalization initiatives. This reduction was partially offset by higher software maintenance expenses related to the cloud migration project and third-party services. In 9M24, this line fell by 2.8% for the same reasons.

The Cost of Goods Sold (COGS) line declined by 2.5% YoY in 3Q24,due to more efficient inventory management. In 9M24, COGS grew by 5.6%, in line with the same growth levels for sales of devices, mainly in 2Q24.

The Bad Debt line grew by 7.6% YoY in 3Q24, due to the growth in the Postpaid revenue base. Despite this increase, the Bad Debt over Gross Revenue ratio remains healthy, **corresponding to 1.9% (compared to 1.9% in 3Q23)**. In 9M24, this expense line increased by 9.6% YoY.

Other Normalized[6] Operating Expenses (Income) fell by 24.6% YoY in 3Q24, mainly due to lower provisions for tax contingencies and lower expenses with civil lawsuits. In 9M24, this cost line fell by 19.9% YoY, for the same reasons.

[5] The G&A expenses line was impacted by non-recurring items, in the amount of R$1.1 million in 3Q23 and R$1.1 million in 2Q23, referring to expenses with specialized legal and administrative services for the acquisition of Oi's assets.
[6] The Other Operating Expenses (Revenues) line had a non-recurring impact of R$886k in 1Q23, referring to expenses with FUST/FUNTEL.

FROM EBITDA TO NET INCOME

EBITDA AND MARGINS CONTINUE TO EVOLVE AND SUSTAIN THE NET PROFIT EXPANSION

DESCRIPTION	3Q24	3Q23	% YoY	2Q24	% QoQ	9M24	9M23	% YoY
Normalized (R$ million)								
Normalized* EBITDA	**3,236**	**3,011**	**7.5%**	**3,153**	**2.6%**	**9,279**	**8,536**	**8.7%**
Normalized* EBITDA Margin	50.4%	49.7%	0.7p.p.	50.0%	0.4p.p.	49.3%	48.5%	0.8p.p.
Depreciation & Amortization	**(1,790)**	**(1,755)**	**2.0%**	**(1,756)**	**2.0%**	**(5,301)**	**(5,367)**	**-1.2%**
Depreciation	(1,313)	(1,277)	2.8%	(1,274)	3.1%	(3,862)	(3,934)	-1.8%
Amortization	(478)	(478)	-0.1%	(482)	-0.9%	(1,439)	(1,433)	0.4%
Equity in Earnings	**(15)**	**(25)**	**-41.3%**	**(23)**	**-37.1%**	**(60)**	**(66)**	**-9.5%**
Normalized* EBIT	**1,431**	**1,230**	**16.3%**	**1,374**	**4.1%**	**3,918**	**3,103**	**26.3%**
Normalized* EBIT Margin	22.3%	20.3%	2.0p.p.	21.8%	0.5p.p.	20.8%	17.6%	3.2p.p.
Net Financial Results	**(459)**	**(406)**	**13.0%**	**(450)**	**2.1%**	**(1,434)**	**(1,055)**	**35.9%**
Financial Expenses	(661)	(674)	-2.0%	(661)	-0.1%	(2,076)	(2,011)	3.2%
Normalized* Financial Income	207	262	-20.9%	188	9.9%	616	953	-35.3%
Net Exchange Variation	(6)	6	n.a.	23	n.a.	25	3	873.2%
Normalized* EBT	**972**	**824**	**17.9%**	**924**	**5.2%**	**2,484**	**2,047**	**21.3%**
Normalized* Income Tax and Social Contributior	(167)	(100)	66.0%	(143)	16.6%	(378)	(249)	51.9%
Normalized* Net Income	**805**	**724**	**11.2%**	**781**	**3.0%**	**2,106**	**1,798**	**17.1%**
Total Normalized Items	-	(8)	n.a.	-	n.a.	-	(43)	n.a.
Reported (R$ million)								
Reported EBITDA	**3,236**	**2,999**	**7.9%**	**3,153**	**2.6%**	**9,279**	**8,471**	**9.5%**
Reported EBITDA Margin	50.4%	49.5%	0.9p.p.	50.0%	0.4p.p.	49.3%	48.2%	1.1p.p.
Reported EBIT	**1,431**	**1,219**	**17.4%**	**1,374**	**4.1%**	**3,918**	**3,037**	**29.0%**
EBIT Margin	22.3%	20.1%	2.2p.p.	21.8%	0.5p.p.	20.8%	17.3%	3.5p.p.
Net Financial Results	**(459)**	**(406)**	**13.0%**	**(450)**	**2.1%**	**(1,434)**	**(1,055)**	**35.9%**
Income Before Taxes	**972**	**813**	**19.6%**	**924**	**5.2%**	**2,484**	**1,982**	**25.3%**
Income Tax and Social Contribution	(167)	(97)	72.8%	(143)	16.6%	(378)	(227)	66.8%
Reported Net Income	**805**	**716**	**12.4%**	**781**	**3.0%**	**2,106**	**1,755**	**20.0%**

* Normalized EBITDA according to the items described in the Revenue section (+R$41.0 million in 1Q23) and Costs (+R$11.6 million in 3Q23, +R$17.4 million in 2Q23 and -R$4.4 million in 1Q23). Normalized Net Income according to the items described in the Revenue and Costs sections, as described previously, and by non-recurring items in Income Tax and Social Contribution: tax credits related to the intercompany contract with Cozani (-R$8.2 million in 1Q23) and other tax effects (-R$3.9 million in 3Q23, -R$5.9 million in 2Q23, -R$4.2 million in 1Q23).

EBITDA[7] (Earnings Before Interest, Taxes, Depreciation, Amortization and Equity in Earnings)

Normalized EBITDA reached R$3,236 million in 3Q24, up by 7.5% YoY, as a result of the positive Service Revenue performance and ongoing cost control initiatives. This improvement allowed the **Normalized EBITDA Margin to reach higher levels, of 50.4% in the quarter**, expanding by 0.7 p.p. YoY. **In 9M24, Normalized EBITDA grew by 8.7% YoY, reaching a Margin of 49.3% (+0.8 p.p. YoY).**

[7] EBITDA is normalized according to the items described in the "Revenue" and "Costs" sections.


EBITDA margin remain above 50%
Normalized EBITDA and Margin
(R$ mln; %YoY)
7.5%
3,011
3,236
3Q23
3Q24
49.7%
50.4%
EBITDA Margin

Considering the effects of the leases on EBITDA, the **Normalized EBITDA-AL ("After Lease")**[8] (excluding impacts from fines related to the site decommissioning process[9]) **grew by 8.8% YoY in 3Q24,** totaling R$2,504 million, with a **margin of 39.0%**, an increase of 1.0 p.p. YoY. This growth reflects the Company's consistent operational performance, despite the increase in recurring leases QoQ, which were impacted by: (i) lower levels of incentives arising from contractual negotiations; and (ii) an expected increase in new towers and the beginning of solar plants rental. **In 9M24, Normalized EBITDA-AL grew by 13.9% YoY, totaling R$7,162 million.**


Normalized EBITDA-AL
(R$ mln)
2,301
225
-22
2,504
-51
2,453
3Q23
Δ Normalized EBITDA
Δ Leases
3Q24
Decommissioning Fines
3Q24 After Fines
EBITDA-AL with solid expansion amid a new lease trend

[8] EBITDA-AL is normalized according to items described in the "From EBITDA to Net Income" section and excludes the impact of the fines related to the decommissioning process of the sites. For additional details, access Exhibit 5 – EBITDA *After Lease.*

[9] Site decommissioning is the process of deactivation of towers and transmission structures through renegotiation and/or cancellation of lease contracts with tower companies. After the acquisition of Oi Mobile, the Company is working to disconnect approximately 60% of the sites that overlap or are close to sites where TIM was already present.

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

DESCRIPTION	3Q24	3Q23	%YoY	2Q24	% QoQ	9M24	9M23	% YoY
R$ million								
Depreciation	(1,313)	(1,277)	2.8%	(1,274)	3.1%	(3,862)	(3,934)	-1.8%
of which Depreciation of Leases	(421)	(562)	-25.0%	(448)	-5.9%	(1,340)	(1,787)	-25.0%
Amortization	(478)	(478)	-0.1%	(482)	-0.9%	(1,439)	(1,433)	0.4%
Total D&A	**(1,790)**	**(1,755)**	**2.0%**	**(1,756)**	**2.0%**	**(5,301)**	**(5,367)**	**-1.2%**

The D&A line increased by 2.0% YoY in 3Q24, mainly driven by the combination of the following: (i) a higher depreciation for the network infrastructure and telecommunications equipment arising from investments made during the year to expand 5G; (ii) partially offset by a lower depreciation on IFRS 16 lease rights due to the sites decommissioning process. In 9M24, the D&A line fell by 1.2% YoY.

Normalized EBIT increased by 16.3% YoY in 3Q24, with a margin of 22.3%, reflecting the strong EBITDA growth in the period. In 9M24, Normalized EBIT increased by 26.3% YoY, achieving a margin of 20.8%.

NET FINANCIAL RESULT

DESCRIPTION	3Q24	3Q23	% YoY	2Q24	% QoQ	9M24	9M23	% YoY
R$ million								
Cash Items	**(466)**	**(431)**	**8.1%**	**(426)**	**9.4%**	**(1,399)**	**(1,505)**	**-7.1%**
Financial Debt Interest (Net of Derivatives)	(75)	(152)	-50.7%	(75)	-0.4%	(233)	(456)	-49.0%
Interest related to Cash & Cash Equivalents	102	114	-10.8%	80	27.3%	288	340	-15.3%
Net Leases Interest	(356)	(211)	68.7%	(354)	0.5%	(1,052)	(896)	17.3%
Auction Spectrum Monetary Adjustment & Interest	(31)	(29)	6.3%	(29)	7.8%	(86)	(65)	33.1%
Others	(107)	(154)	-30.6%	(48)	120.8%	(317)	(428)	-26.1%
Non-Cash Items	**7**	**25**	**-72.5%**	**(24)**	**n.a.**	**(36)**	**449**	**n.a.**
Interest Capitalized from Licenses	-	-	n.a.	-	n.a.	-	98	n.a.
Mark-to-market from Derivative	7	5	29.3%	(43)	n.a.	(55)	125	n.a.
C6 Mark-to-market	-	20	n.a.	20	n.a.	20	39	-50.0%
Others	-	-	n.a.	-	n.a.	-	187	n.a.
Net Financial Result	**(459)**	**(406)**	**13.0%**	**(450)**	**2.1%**	**(1,434)**	**(1,055)**	**35.9%**

In 3Q24, the Net Financial Result was negative by R$459 million, worsening by R$53 million from 3Q23. This result can be explained by factors that positively affect results in 3Q23, such as: (i) a negative impact from the annual comparison for interest on leases due to a more significant reduction in 3Q23, when lease contracts were renegotiated, in line with the decommissioning process for sites; (ii) lower monetary update on contingencies contributing to the performance of the other line in non-cash items; and (iii) a negative impact from non-cash items in mark-to-market for C6 due to the recognition, in 3Q23, of the achievement of a new contractual tranche of the bank's subscription bonus. In 9M24, this line worsened by 35.9% YoY, mainly impacted by non-cash items: (i) a lower mark-to-market of derivatives; (ii) termination of capitalization on license interest; and (iii) a positive effect, in 1Q23, related to the renegotiation of lease tower contracts.

INCOME TAX AND SOCIAL CONTRIBUTION

Income Tax and Social Contribution (IR/CSLL), in the Normalized[10] view, was -R$167 million in 3Q24, compared to -R$100 million in 3Q23, corresponding to an **effective rate of -17.2%** against -12.2% in 3Q23. This variation reflects the higher amounts of Interest on Capital declared in 3Q23, totaling R$425 million, compared to R$300 million in 3Q24. In 9M24, the Income Tax and Social Contribution line was -R$378 million, reaching an effective rate of -15.2%.

NET INCOME

Normalized Net Income[11] reached R$805 million in 3Q24 (+11.2% YoY), maintaining a double-digit annual growth for the 6th consecutive quarter and reaching the highest net income level recorded by the Company in a third quarter. As a result, Normalized Earnings per Share (EPS) for the quarter reached R$0.33 vs. R$0.30 in 3Q23. **In 9M24, Normalized Net Income expanded by 17.1% YoY**, with an EPS of R$0.87.

INVESTMENTS, CASH FLOW AND DEBT

THE EFFICIENT ALLOCATION OF INVESTMENTS ENABLES A HEALTHY CASH GENERATION AIMING AT DELIVERING THE GUIDANCE TARGETS

CAPEX

DESCRIPTION	3Q24	3Q23	%YoY	2Q24	% QoQ	9M24	9M23	% YoY
R$ million								
Network	642	710	-9.6%	636	1.0%	2,262	2,242	0.9%
IT & Others	254	288	-11.8%	289	-12.0%	913	970	-5.9%
Capex	**896**	**998**	**-10.2%**	**925**	**-3.1%**	**3,176**	**3,212**	**-1.1%**
Capex/ Net Revenue	**14.0%**	**16.5%**	**-2.5p.p.**	**14.7%**	**-0.7p.p.**	**16.9%**	**18.3%**	**-1.4p.p.**

Capex amounted to R$896 million in 3Q24, a decrease of 10.2% YoY due to higher investments in network and IT infrastructure carried out by the Company in the same period of the previous year. Nevertheless, TIM continues to invest in the expansion of its 5G network, adding coverage to 142 new municipalities in the third quarter of 2024. **The Total Capex over Normalized Net Revenue ratio reached 14.0% in 3Q24, compared to 16.5% in 3Q23 (falling by 2.5 p.p.). In 9M24, Capex fell by 1.1% YoY, reaching R$3,176 million.** It is worth noting that the Company's guidance for 2024 remains unchanged, with Capex guidance already disclosed between R$4.4 billion and R$4.6 billion.

[10] The Income Tax and Social Contribution line had a non-recurring impact of -R$ 8.2 million in 1Q23, related to tax credits with the Cozani intercompany contract, and of -R$3.9 million in 3Q23, -R$5.9 million in 2Q23 and -R$4.2 million in 1Q23, related to other tax effects.
[11] Net Income is normalized according to items in the "From EBITDA to Net Income" section.

CASH FLOW

Normalized EBITDA (-) Capex amounted to R$2,340 million in 3Q24, up by 16.3% YoY. Returning the effects from leases, **Normalized EBITDA-AL[12] (-) Capex reached R$1,608 million, maintaining solid a double-digit growth pace (+23.4% YoY).** Both results were achieved due to the consistent EBITDA growth and lower Capex levels. The **Normalized EBITDA-AL (-) Capex over Normalized Net Revenue ratio reached 25.0%** in the quarter. **In 9M24, Normalized EBITDA (-) Capex grew by 14.6% YoY and Normalized EBITDA-AL (-) Capex increased 29.7% YoY (representing 21.2% of Normalized Net Revenue).**


Cash Generation expanding at solid double-digit
Normalized EBITDA-AL minus Capex
(R$ mln; %YoY)
23.4%
1,302
1,608
3Q23
3Q24
21.5%
25.0%
over Net Revenue

DESCRIPTION	3Q24	3Q23	%YoY	2Q24	% QoQ	9M24	9M23	% YoY
R$ million								
Reported EBITDA	3,236	2,999	7.9%	3,153	2.6%	9,279	8,471	9.5%
Capex	(896)	(998)	-10.2%	(925)	-3.1%	(3,176)	(3,212)	-1.1%
Reported EBITDA - Capex	**2,340**	**2,001**	**16.9%**	**2,228**	**5.0%**	**6,103**	**5,258**	**16.1%**
Δ Working Capital and Income Tax	201	276	-27.1%	(541)	n.a.	(1,576)	(1,039)	51.7%
of which Spectrum Auction Payment	-	-	n.a.	(128)	n.a.	(128)	(134)	-4.5%
Leases Payment*	(798)	(822)	-2.9%	(739)	8.0%	(2,271)	(2,445)	-7.1%
of which Penalities	(51)	(98)	-48.3%	(32)	56.5%	(110)	(155)	-29.2%
Operating Free Cash Flow	**1,743**	**1,455**	**19.8%**	**948**	**83.9%**	**2,256**	**1,774**	**27.2%**

* The Company recognized incentives on lease payments received in line with the agreed contractual conditions, reducing the amount disbursed in the period (+R$14.1 million in 3Q24, +R$31.6 million in 3Q24, +R$31.6 million in 2Q24 and +R$33.9 million in 1Q24).

Operating Free Cash Flow ("OpFCF") totaled R$1,743 million in 3Q24, increasing by R$288 million (+19.8% YoY) from 3Q23, primarily due to the improvement in Reported EBITDA (-) Capex, which increased by 16.9% YoY. The variation in working capital returned to a positive level, as expected by the Company, but, despite that, it declined by R$75 million from 3Q23. This performance is explained by: (i) the "Trade Accounts Receivable" line, which was impacted by new revenue lines; (ii) the "Suppliers" line, which was impacted by the mix between operating costs and Capex; (iii) partially offset by the "Other Liabilities" line, which has been reducing since last year due to payments to third parties that carried out the shutdown of towers. **In 9M24, OpFCF grew by 27.2% YoY**, due to the improvement in operating performance and reduction in lease payments.

[12] EBITDA-AL is normalized according to items described in the "From EBITDA to Net Income" section and excludes the impact of the fines related to the decommissioning process of the sites. For additional details, access Exhibit 5 – EBITDA *After Lease*.

It is worth highlighting that the full payment of the TFF (Operating Inspection Fee), which makes up the Fistel rate, has been suspended since 2020. The total amount registered, until September 30, 2024, was R$3.2 billion, of which R$2.5 billion was principal and R$659 million in late interest payments.

DEBT AND CASH

Debt Profile

ISSUANCES	CURRENCY	INTEREST RATE	MATURITY	SHORT-TERM	LONG-TERM	TOTAL
R$ million						
KFW Finnvera	USD	SOFR + 1.17826%	12/24 to 12/25	46	14	60
Debentures	BRL	IPCA + 4.0432% p.a.	06/28	18	1,929	1,947
BNDES Finame	BRL	IPCA + 4.2283% p.a.	11/31	48	344	392
BNDES Finem	BRL	TJLP + 1.95% p.a.	08/25	104	-	104
BNB	BRL	IPCA + 1.2228% a 1.4945% p.a.	02/28	185	445	630
Total Financial Debt				**401**	**2,732**	**3,133**
License (5G)	BRL	Selic	12/40	64	965	1,029
Total Debt Before Lease				**465**	**3,697**	**4,162**
Total Lease	BRL	IPCA/IGP-M (12.43% p.a.)	10/29	1,770	10,498	12,268
Total Debt				**2,235**	**14,195**	**16,430**

*Weighted average interest rate of leasing contracts.

Net Debt

DESCRIPTION	3Q24	2Q24	1Q24	4Q23
R$ million				
Short-Term Debt	401	379	761	1,267
Long-Term Debt	2,732	2,717	2,487	2,504
Total Debt	**3,133**	**3,096**	**3,248**	**3,771**
Cash and Cash Equivalents	(4,332)	(3,312)	(3,371)	(5,036)
Net Derivatives-ex C6	(145)	(172)	(65)	(65)
Net Debt	**(1,344)**	**(388)**	**(188)**	**(1,331)**
License (5G)	1,029	1,002	978	953
Net Debt AL	**(315)**	**614**	**790**	**(378)**
Total Lease	12,268	12,240	12,153	12,020
Total Net Debt	**11,953**	**12,854**	**12,943**	**11,642**
Net Debt AL /Normalized EBITDA AL*	**-0.03x**	**0.1x**	**0.1x**	**-0.04x**
Net Debt Total/Normalized EBITDA	**1.0x**	**1.1x**	**1.1x**	**1,0x**

*LTM EBITDA "after leases" payments, disregarding payment of principal and interest related to financial leasings.

LT Debt by Maturity

YEAR	PRO-FORMA	INCLUDING IFRS 9, 15 & 16
R$ million		
2025	137	420
2026	946	2,197
2027	946	2,176
2028	795	2,007
After 2028	873	7,395
Total Debt	**3,697**	**14,195**

Total Debt (post-hedge) amounted to R$16,285 million at the end of September 2024, down by R$1,976 million over 3Q23. This decrease reflects mainly: (i) the settlement of a portion of the short-term financial debt; and in a lower proportion (ii) the reduction in total leases, due to the decommissioning of sites.

The Cash and Securities balance totaled R$4,332 million at the end of September 2024, representing a decrease of 2.6% YoY. The disbursements made in the last 12 months, mainly those related to the settlement of a part of the short-term financial debt, were partially offset by the Company's solid operational performance in the period.

OPERATIONAL PERFORMANCE

DESCRIPTION	3Q24	3Q23	% YoY	2Q24	% QoQ	9M24	9M23	% YoY
Mobile Customer Base ('000)	**62,149**	**61,254**	**1.5%**	**61,986**	**0.3%**	**62,149**	**61,254**	**1.5%**
Prepaid	32,468	34,078	-4.7%	33,014	-1.7%	32,468	34,078	-4.7%
Postpaid	29,681	27,176	9.2%	28,972	2.4%	29,681	27,176	9.2%
Human Postpaid	23,881	22,198	7.6%	23,453	1.8%	23,881	22,198	7.6%
4G Users Base ('000)	50,840	53,891	-5.7%	51,481	-1.2%	50,840	53,891	-5.7%
5G Users Base ('000)	8,563	3,776	126.8%	7,560	13.3%	8,563	3,776	126.8%
Market Share	**23.7%**	**24.2%**	**-0.5p.p.**	**23.7%**	**-**	**23.7%**	**24.2%**	**-0.5p.p.**
Prepaid	30.9%	31.7%	-0.8p.p.	31.0%	-0.2p.p.	30.9%	31.7%	-0.8p.p.
Postpaid	18.9%	18.7%	0.2p.p.	18.7%	0.2p.p.	18.9%	18.7%	0.2p.p.
Human Postpaid	21.4%	21.5%	-0.1p.p.	21.4%	-	21.4%	21.5%	-0.1p.p.
TIM Ultrafibra Customer Base ('000)	**793**	**791**	**0.3%**	**798**	**-0.6%**	**793**	**791**	**0.3%**
FTTH	744	692	7.5%	737	0.9%	744	692	7.5%
FTTC	49	99	-50.0%	61	-18.4%	49	99	-50.0%

MOBILE SEGMENT:

In 3Q24, **TIM recorded 62.1 million mobile lines**, representing a **net addition of 895k new lines in the last 12 months and 163k new lines in the quarter**. This result was driven by the **Postpaid segment, which grew 9.2% YoY**, totaling 29.7 million customers, an increase of more than 2.5 million customers in the last 12 months and 709k in 3Q24. Of these, 23.9 million were in Human Postpaid (+7.6% YoY). The Prepaid segment totaled 32.5 million customers, down by 4.7% YoY, impacted by the migration of customers from the Prepaid to Postpaid.

FIXED SEGMENT:

TIM Ultrafibra's customer base reached 793k connections in 3Q24, practically flat in the annual comparison (+0.3% YoY). This performance reflects the Company's strategy of being more selective in its geographic expansion. Even so, the **FTTH base, which represents the main portion of its broadband services, added 744k new customers in 3Q24, an increase of 7.5% YoY.**

CUSTOMER PLATFORM

The Customer Platform aims to monetize the company's customer base and increase customer loyalty through the observation of market trends and innovative partnerships. This initiative is enabled by two business models:

I. **Commercial Partnerships** with:
   (i) **direct remuneration for the sale of advertising and data intelligence** where the main products are TIM Ads and TIM Insights. We maintained a YoY growth in 3Q24, driven by recurring campaigns from relevant advertisers and the entry of new brands. We also launched the initial campaigns for external inventories, expanding our operations in the Retail Media model;
   (ii) **remuneration for data products**, through financial scores and standardized validation/authentication products to improve the digital security of our users. In 3Q24, we maintained a recurring growth in profitability of financial scoring solutions and Open Gateway products. Additionally, we performed over 78 million queries in the quarter, demonstrating our data processing capacity.

II. **Strategic Partnerships.** In this model, in addition to TIM Ads and TIM Insights, we use the segmentation capacity of our base, combined with the strength of the TIM brand to endorse the partner brand, encouraging consumers to adopt the products of our strategic partners with exclusive offers for TIM customers. In this case, TIM's remuneration is linked to the success of this adhesion and comprised of a CAC fee and an equity stake in partner companies.

Within this strategy, some verticals were listed as having a great opportunity for synergy with mobile services and a market valuation higher than those of telecom companies. Below are details of the verticals in which we are already operating:

FINANCIAL SERVICES

In 2020, the Company concluded negotiations with C6 Bank and launched exclusive offers for TIM customers who opened accounts with the bank and used its services. In this contract, TIM receives remuneration for active accounts and the option to obtain equity participation in C6 Bank as certain goals are achieved, with the number of shares received for each goal achieved varying throughout the contract.

On February 01, 2021, TIM announced, within the scope of this partnership, that it obtained the right to exercise a subscription warrant equivalent to an indirect equity stake of approximately 1.44% of Banco C6's share capital arising from the achievement, in December 2020, of the 1st level of the agreed targets. Subsequently, the Company exercised its option to acquire and convert shares issued by Banco C6, representing 1.44% of the Bank's capital. It is important to highlight that when said option was exercised, TIM gained a minority equity stake without a controlling position or significant influence over the management of Banco C6.

In addition, TIM holds stock subscription options, which represent the Company's option to subscribe for 4.62% of C6's shares on September 30, 2024. Considering what has already been exercised, plus the options, TIM's potential stake in C6 Bank could reach approximately 6.06%, subject to the ongoing arbitration dispute. More details can be found in Notes 12, 31 and 37 of the ITR.

EDUCATION SERVICES

In the Education pillar, the partnership with Descomplica has already surpassed 700k subscribers in various courses such as ENEM preparatory courses, free courses, and undergraduate and postgraduate programs. Free courses focused on technology, such as ChatGPT and Artificial Intelligence for Non-Technicians, have already reached +130k subscribers in 2024.

HEALTH SERVICES

In the Health pillar, the Company operates a partnership with Cartão de Todos, with over 193k of TIM's customers registered in the platform as of September 2024, with more than 64k of these subscriptions from the Prepaid, Control and Postpaid plans. TIM customers are still exempt from the membership fee, and those in the Control and Postpaid segment are entitled to 3 months of free monthly payments.

ENVIRONMENTAL, SOCIAL & GOVERNANCE

3Q24 HIGHLIGHTS

- For the fourth consecutive year, TIM has been recognized as one of the most diverse and inclusive companies in the world, earning the 1st global Telecom position in the FTSE Russell D&I Index 2024 (formerly the Refinitiv D&I Index). The index is one of the main tools used by investors around the world to identify companies with advanced practices in this area. Another important recognition for the company was its selection, for the second year running, to make up the IDIVERSA portfolio, a B3 index that assesses the representation of black people and women in the company and in leadership and non-leadership positions in Brazil.
- In line with its commitment to tackling violence against women, TIM continues to make progress, in partnership with the Positive Women platform, with the Caminho Delas project. After transforming its 158 own stores in Brazil into safe places for women in situations of risk, the initiative has now reached the operator's resellers, expanding to a further 43 points in the states of Rio de Janeiro, São Paulo, Pernambuco, Minas Gerais and Paraíba. For this expansion, 350 employees from these establishments were trained by the startup Livre de Assédio, which supports the prevention of sexual harassment, moral harassment and discrimination.
- TIM launched the AI Academy to train its approximately 10,000 employees in Artificial Intelligence. The initiative reinforces the company's commitment to innovation and the development of new skills. Created in partnership with companies from the Education and AI ecosystem, such as: Exame, FIAP, Alura, Google, Microsoft, among others, the academy will offer a multi-format learning journey on behavioral and technical topics that will enable the use of technology to leverage business challenges. The operator has already identified more than 100 use cases that will be leveraged by AI.

- Instituto TIM, in partnership with the NGO One By One, graduated the first class of 2024 from the Exponential Education program, a technological education project aimed at disabled children and young people supported by the organization and their families. Throughout the training, the 41 students of varying ages were able to develop entrepreneurial skills using a variety of tools.
- Bateria do Instituto TIM, made up of children, young people and adults with and without disabilities, ended another cycle of training for its more than 50 members in September. The project offered free music and singing lessons, as well as psychological support, in 34 weekly meetings at the Centro da Música Carioca. Performances open to the public include the TIM Music Rio festival in Copacabana and the Mini Bloco pre-carnival in Tijuca.
- Instituto TIM's Edital Fortalecendo Redes has shown promising results in the development of the 10 organizations selected from the Gerando Falcões Network. In the first half of 2024, significant institutional strengthening was observed, with several nonprofit organizations expanding their digital presence and improving their operations. Some actions had a direct impact on the communities served, such as the more efficient management achieved by Cores do Mará (MA), due to a better structuring of its operations and the hiring of specialized professionals. Each organization received 100,000 reais and around 9,000 people will be impacted by the organization's actions.
- For the second year in a roll, TIM was voted the best company in the Technology and Telecommunications sector in Exame's Best and Biggest 2024 awards, one of the most recognized economic and business awards in Brazil. With more than a thousand companies from different sectors taking part, only 15 were awarded, with TIM being the only one in its sector.
- In the 3rd quarter, TIM incorporated eight new plants into its operation as part of the evolution of the Distributed Generation Project (DG), totaling more than 120 units. The project is responsible for promoting the supply of the network using renewable energy plants, with a predominance of solar plants. The expectation is that by the end of 2024, about 60% of the energy used by the company will come from DG, reaching a total of 134 plants, which will serve 25 states.
- TIM ended the 1st quarter with 1,860 active biosites on its network. These structures, similar to a common pole, are a solution for densifying the mobile access network (antennas/towers) with a very low visual and urban impact, lower cost and quick installation.

More information on TIM's ESG actions can be accessed in the Quarterly Report, available on the Investor Relations website.

DISCLAIMER

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the third quarter of 2024 ("3Q24") and the first nine months of 2024 ("9M24"), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates", "believes", "estimates", "expects", "forecasts", "plans", "predicts", "projects", "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company's future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

INVESTOR RELATIONS CONTACTS

Telephone Number: (+55 21) 4109-3360 / 4112-6048
Email: ri@timbrasil.com.br
Investor Relations Website: ri.tim.com.br



EXHIBITS

Exhibit 1: Balance Sheet
Exhibit 2: Income Statement
Exhibit 3: Cash Flow Statement
Exhibit 4: Operating Indicators
Exhibit 5: EBITDA After Lease

The Complete Financial Statements, including the Explanatory Notes, are available on the Company's Investor Relations website.

EXHIBIT 1 – TIM S.A.
Balance Sheet

DESCRIPTION	3Q24	3Q23	% YoY	2Q24	% QoQ
R$ million					
ASSETS	**54,536**	**55,973**	**-2.6%**	**54,035**	**0.9%**
CURRENT ASSETS	**11,251**	**10,837**	**3.8%**	**10,397**	**8.2%**
Cash and cash equivalents	2,287	3,609	-36.6%	2,111	8.3%
Marketable securities	2,045	837	144.2%	1,201	70.3%
Trade accounts receivable	4,438	3,581	23.9%	4,262	4.1%
Inventories	382	415	-8.0%	416	-8.1%
Recoverable income and social contribution taxes	275	626	-56.2%	274	0.0%
Recoverable taxes, fees and contributions	766	776	-1.3%	938	-18.4%
Prepaid expenses	406	365	11.1%	495	-18.0%
Derivative financial instruments	327	244	34.3%	358	-8.7%
Leases	33	30	11.1%	31	4.9%
Other assets	293	354	-17.3%	310	-5.5%
NONCURRENT	**43,285**	**45,136**	**-4.1%**	**43,637**	**-0.8%**
Noncurrent assets	**4,505**	**5,263**	**-14.4%**	**4,466**	**0.9%**
Marketable securities	15	14	10.6%	15	0.3%
Accounts receivable	128	232	-45.0%	168	-24.1%
Recoverable income and social contribution taxes	212	207	2.4%	211	0.9%
Recoverable taxes, fees and contributions	980	946	3.6%	928	5.5%
Deferred income and social contribution taxes	1,120	1,389	-19.4%	1,166	-3.9%
Judicial deposits	672	1,444	-53.4%	677	-0.8%
Prepaid expenses	258	102	154.0%	222	16.6%
Derivative financial instruments	526	515	2.2%	527	-0.1%
Leases	208	210	-1.0%	209	-0.3%
Other financial assets	352	165	-15.7%	303	16.1%
Other assets	33	39	-15.7%	40	-17.8%
Permanent Assets	**38,780**	**39,873**	**-2.7%**	**39,171**	**-1.0%**
Investment	1,391	1,474	-5.6%	1,405	-1.0%
Property, plant and equipment	22,467	22,626	-0.7%	22,572	-0.5%
Intangible assets	14,922	15,773	-5.4%	15,194	-1.8%
LIABILITIES	**54,536**	**55,973**	**-2.6%**	**54,035**	**0.9%**
CURRENT LIABILITIES	**11,626**	**13,719**	**-15.3%**	**11,758**	**-1.1%**
Suppliers	3,654	3,854	-5.2%	3,649	0.1%
Loans and financing	401	2,278	-82.4%	379	5.9%
Lease liabilities	1,803	1,912	-5.7%	1,855	-2.8%
Derivative financial instruments	185	330	-43.8%	190	-2.3%
Payroll and related charges	383	379	1.3%	356	7.8%
Income tax and social contribution payable	98	76	28.3%	37	161.5%
Taxes, fees and contributions payable	3,620	2,769	30.7%	3,400	6.5%
Dividends and interest on shareholders' equity payable	799	454	76.1%	1,239	-35.5%
Authorizations payable	290	519	-44.1%	284	2.1%
Deferred revenues	274	264	3.7%	260	5.1%
Other contractual obligations	-	748	n.a.	-	n.a.
Other liabilities	118	136	-13.0%	109	8.4%
NON CURRENT LIABILITIES	**16,933**	**16,680**	**1.5%**	**16,801**	**0.8%**
Loans and financing	2,732	2,559	6.8%	2,717	0.5%
Lease liabilities	10,706	10,694	0.1%	10,625	0.8%
Taxes, fees and contributions payable	38	11	236.9%	39	-2.2%
Provision for legal and administrative proceedings	1,518	1,344	13.0%	1,477	2.7%
Pension plan and other postemployment benefits	5	6	-13.8%	5	-
Authorizations to pay	1,220	1,118	9.1%	1,193	2.3%
Deferred revenues	569	627	-9.1%	589	-3.3%
Other liabilities	144	322	-55.3%	156	-8.0%
SHAREHOLDERS' EQUITY	**25,977**	**25,574**	**1.6%**	**25,476**	**2.0%**
Capital	13,478	13,478	-	13,478	-
Capital reserves	381	378	0.6%	398	-4.5%
Income reserves	10,864	10,915	-0.5%	10,850	0.1%
Equity valuation adjustments	(3)	(4)	-13.8%	(3)	-
Treasury stocks	(48)	(3)	1508.3%	(48)	-
Net Income for the period	1,306	810	61.2%	801	63.1%

EXHIBIT 2 – TIM S.A.
Income Statement

	DESCRIPTION	3Q24	3Q23	% YoY	2Q24	% QoQ	9M24	9M23	% YoY
	R$ million								
REPORTED	**Net Revenues**	6,419	6,055	6.0%	6,303	1.8%	18,817	17,559	7.2%
REPORTED	**Services Revenues**	6,232	5,875	6.1%	6,103	2.1%	18,244	17,036	7.1%
REPORTED	**Mobile Service**	5,898	5,550	6.3%	5,766	2.3%	17,242	16,074	7.3%
REPORTED	Client Generated	5,477	5,144	6.5%	5,389	1.6%	16,057	14,943	7.5%
REPORTED	Interconnection	82	105	-21.9%	87	-5.3%	264	324	-18.6%
REPORTED	Customer Platform	40	54	-26.7%	30	30.5%	101	122	-17.0%
REPORTED	Others	300	246	21.7%	260	15.4%	820	684	19.8%
REPORTED	**Fixed Service**	333	325	2.6%	337	-1.2%	1,003	962	4.2%
REPORTED	of which TIM UltraFibra	234	221	6.0%	234	-0.2%	697	647	7.7%
REPORTED	**Products Revenues**	187	181	3.5%	199	-6.0%	573	522	9.6%
REPORTED	**Operating Expenses**	(3,183)	(3,056)	4.1%	(3,150)	1.1%	(9,538)	(9,088)	5.0%
REPORTED	**EBITDA**	3,236	2,999	7.9%	3,153	2.6%	9,279	8,471	9.5%
REPORTED	EBITDA Margin	50.4%	49.5%	0.9p.p.	50.0%	0.4p.p.	49.3%	48.2%	1.1p.p.
REPORTED	**Depreciation & Amortization**	(1,790)	(1,755)	2.0%	(1,756)	2.0%	(5,301)	(5,367)	-1.2%
REPORTED	Depreciation	(1,313)	(1,277)	2.8%	(1,274)	3.1%	(3,862)	(3,934)	-1.8%
REPORTED	Amortization	(478)	(478)	-0.1%	(482)	-0.9%	(1,439)	(1,433)	0.4%
REPORTED	**Equity in Earnings**	(15)	(25)	-41.3%	(23)	-37.1%	(60)	(66)	-9.5%
REPORTED	**EBIT**	1,431	1,219	17.4%	1,374	4.1%	3,918	3,037	29.0%
REPORTED	EBIT Margin	22.3%	20.1%	2.2p.p.	21.8%	0.5p.p.	20.8%	17.3%	3.5p.p.
REPORTED	**Net Financial Results**	(459)	(406)	13.0%	(450)	2.1%	(1,434)	(1,055)	35.9%
REPORTED	Financial Expenses	(661)	(674)	-2.0%	(661)	-0.1%	(2,076)	(2,011)	3.2%
REPORTED	Financial Income	207	262	-20.9%	188	9.9%	616	953	-35.3%
REPORTED	Net Exchange Variation	(6)	6	n.a.	23	n.a.	25	3	873.2%
REPORTED	**Income before taxes**	972	813	19.6%	924	5.2%	2,484	1,982	25.3%
REPORTED	Income Tax and Social Contribution	(167)	(97)	72.8%	(143)	16.6%	(378)	(227)	66.8%
REPORTED	**Net Income**	805	716	12.4%	781	3.0%	2,106	1,755	20.0%
	R$ million								
NORMALIZED*	**Net Revenues**	6,419	6,055	6.0%	6,303	1.8%	18,817	17,600	6.9%
NORMALIZED*	**Services Revenues**	6,232	5,875	6.1%	6,103	2.1%	18,244	17,077	6.8%
NORMALIZED*	**Mobile Service**	5,898	5,550	6.3%	5,766	2.3%	17,242	16,115	7.0%
NORMALIZED*	Client Generated	5,477	5,144	6.5%	5,389	1.6%	16,057	14,943	7.5%
NORMALIZED*	Interconnection	82	105	-21.9%	87	-5.3%	264	324	-18.6%
NORMALIZED*	Customer Platform	40	54	-26.7%	30	30.5%	101	122	-17.0%
NORMALIZED*	Others	300	246	21.7%	260	15.4%	820	725	13.0%
NORMALIZED*	**Fixed Service**	333	325	2.6%	337	-1.2%	1,003	962	4.2%
NORMALIZED*	of which TIM UltraFibra	234	221	6.0%	234	-0.2%	697	647	7.7%
NORMALIZED*	**Products Revenues**	187	181	3.5%	199	-6.0%	573	522	9.6%
NORMALIZED*	**Operating Expenses**	(3,183)	(3,045)	4.5%	(3,150)	1.1%	(9,538)	(9,063)	5.2%
NORMALIZED*	Personnel	(365)	(340)	7.4%	(366)	-0.2%	(1,096)	(1,012)	8.3%
NORMALIZED*	Commercial	(1,009)	(970)	4.0%	(1,002)	0.7%	(2,991)	(2,936)	1.8%
NORMALIZED*	Network & Interconnection	(1,101)	(1,008)	9.2%	(1,079)	2.0%	(3,315)	(2,990)	10.8%
NORMALIZED*	General & Administrative	(214)	(215)	-0.7%	(209)	2.5%	(643)	(661)	-2.8%
NORMALIZED*	Cost Of Goods Sold (COGS)	(248)	(254)	-2.5%	(268)	-7.3%	(763)	(723)	5.6%
NORMALIZED*	Bad Debt	(174)	(161)	7.6%	(172)	0.7%	(512)	(467)	9.6%
NORMALIZED*	Other Operational Revenues (Expenses)	(72)	(96)	-24.6%	(54)	35.2%	(219)	(273)	-19.9%
NORMALIZED*	**EBITDA**	3,236	3,011	7.5%	3,153	2.6%	9,279	8,536	8.7%
NORMALIZED*	EBITDA Margin	50.4%	49.7%	0.7p.p.	50.0%	0.4p.p.	49.3%	48.5%	0.8p.p.
NORMALIZED*	**Net Financial Results**	(459)	(406)	13.0%	(450)	2.1%	(1,434)	(1,055)	35.9%
NORMALIZED*	Income Tax and Social Contribution	(167)	(100)	66.0%	(143)	16.6%	(378)	(249)	51.9%
NORMALIZED*	**Net Income**	805	724	11.2%	781	3.0%	2,106	1,798	17.1%
NORMALIZED*	*Total Normalized Items*	-	(8)	n.a.	-	n.a.	-	(43)	n.a.

* Normalized EBITDA according to the items described in the Revenue section (+R$41.0 million in 1Q23) and Costs (+R$11.6 million in 3Q23, +R$17.4 million in 2Q23 and -R$4.4 million in 1Q23). Normalized Net Income according to the items described in the Revenue and Costs sections, as described previously, and by non-recurring items in Income Tax and Social Contribution (-R$3.9 million in 3Q23, -R$5.9 million in 2Q23 and -R$12.4 million in 1Q23).

EXHIBIT 3 – TIM S.A.
Cash Flow Statement

DESCRIPTION	3Q24	3Q23	% YoY	2Q24	% QoQ	9M24	9M23	% YoY
R$ million								
Initial Cash Balance	**2,111**	**3,067**	**-31.2%**	**1,985**	**6.4%**	**3,078**	**2,549**	**20.8%**
Earnings Before Taxes Normalized*	972	824	17.9%	924	5.2%	2,484	2,047	21.3%
Non recurring operating items	-	(12)	n.a.	-	n.a.	-	(66)	n.a.
Depreciation & Amortization	1,790	1,755	2.0%	1,756	2.0%	5,301	5,367	-1.2%
Equity in earnings	15	25	-41.3%	23	-37.1%	60	66	-9.5%
Residual value of property, plant and equipment and intangible written off	5	9	-47.1%	2	119.2%	8	89	-90.6%
Interest on asset retirement obligation	2	18	-89.0%	4	-50.5%	9	33	-73.8%
Provision for legal and administrative proceedings	78	86	-9.4%	50	57.1%	217	259	-16.2%
Monetary adjustments to deposits, administrative and legal proceedings	43	58	-25.7%	(11)	n.a.	119	164	-27.4%
Interest, monetary and exchange variations of borrowings and other financial adjustments	169	434	-61.1%	190	-11.2%	573	436	31.3%
Yield from securities	(41)	(16)	158.0%	(35)	15.7%	(123)	(42)	193.5%
Lease interest payable	363	218	66.5%	361	0.5%	1,073	730	46.9%
Lease interest receivable	(7)	(7)	0.8%	(7)	1.3%	(21)	(21)	1.3%
Provision for expected credit losses	174	161	7.6%	172	0.7%	512	467	9.6%
Long-term incentive plans	9	(41)	n.a.	10	-5.2%	23	(30)	n.a.
Decrease (increase) in operating assets	**(85)**	**(2)**	**3678.5%**	**(210)**	**-59.4%**	**(1,061)**	**(943)**	**12.5%**
Trade accounts receivable	(280)	(152)	84.2%	(327)	-14.2%	(1,071)	(602)	77.9%
Taxes and contributions recoverable	75	136	-44.5%	10	635.6%	272	30	816.4%
Inventory	34	(41)	n.a.	(11)	n.a.	(50)	(179)	-71.8%
Prepaid expenses	52	103	-49.4%	86	-39.1%	(287)	(108)	165.5%
Judicial deposit	9	1	974.7%	16	-41.8%	35	16	119.6%
Other current assets	25	(49)	n.a.	16	51.3%	41	(98)	n.a.
Increase (decrease) in operating liabilities	**32**	**4**	**766.7%**	**(492)**	**n.a.**	**(1,274)**	**(759)**	**67.9%**
Payroll and related charges	28	32	-15.1%	(107)	n.a.	(3)	35	n.a.
Suppliers	2	194	-98.9%	(285)	n.a.	(991)	(398)	148.7%
Taxes, charges and contributions	128	110	16.5%	227	-43.8%	332	437	-24.1%
Authorizations payable	2	6	-58.6%	(124)	n.a.	(101)	(99)	2.5%
Payments for legal and administrative proceedings	(85)	(113)	-24.9%	(98)	-13.7%	(246)	(274)	-10.4%
Deferred revenues	(6)	(16)	-63.4%	(34)	-82.4%	(58)	(42)	39.3%
Other current liabilities	(37)	(209)	-82.1%	(71)	-47.1%	(207)	(418)	-50.5%
Income tax and social contribution paid	(40)	(31)	29.3%	(50)	-20.0%	(90)	(228)	-60.6%
Net Cash (used in) from operations	**3,478**	**3,484**	**-0.2%**	**2,687**	**29.5%**	**7,810**	**7,572**	**3.1%**
Capex	(896)	(998)	-10.2%	(925)	-3.1%	(3,176)	(3,212)	-1.1%
Redemption of marketable securities	1,682	9	19609.5%	2,324	-27.6%	6,061	2,357	157.1%
Investment on marketable securities	(2,486)	(559)	344.7%	(2,106)	18.0%	(6,027)	(963)	525.9%
Capital allocation in 5G Fund	(54)	-	n.a.	(77)	-29.8%	(131)	-	n.a.
Others	6	4	46.5%	7	-16.3%	17	20	-16.4%
Net cash used in investment activities	**(1,748)**	**(1,544)**	**13.2%**	**(776)**	**125.2%**	**(3,256)**	**(1,798)**	**81.1%**
New loans	116	-	n.a.	387	-69.9%	503	-	n.a.
Amortization of loans	(117)	(45)	161.8%	(582)	-79.9%	(1,288)	(178)	624.2%
Interest paid - Loans	(12)	(27)	-57.1%	(50)	-76.8%	(92)	(135)	-31.5%
Payment of lease liability	(441)	(461)	-4.3%	(417)	5.8%	(1,267)	(1,377)	-8.0%
Interest paid on lease liabilities	(371)	(361)	2.7%	(353)	5.0%	(1,083)	(1,068)	1.4%
Lease incentives	14	-	n.a.	32	-55.3%	80	-	n.a.
Derivative financial instruments	9	(215)	n.a.	(133)	n.a.	(129)	(196)	-34.5%
Dividends and interest on shareholder's equity paid	(725)	(286)	153.9%	(626)	15.8%	(1,997)	(1,756)	13.7%
Purchase of treasury shares, net of disposals	(27)	(3)	852.2%	(40)	-33.4%	(72)	(3)	2447.5%
Net cash used in financing activities	**(1,554)**	**(1,398)**	**11.1%**	**(1,784)**	**-12.9%**	**(5,344)**	**(4,713)**	**13.4%**
Cash Flow	**176**	**542**	**-67.5%**	**126**	**39.3%**	**(791)**	**1,060**	**n.a.**
Final Cash Balance	**2,287**	**3,609**	**-36.6%**	**2,111**	**8.3%**	**2,287**	**3,609**	**-36.6%**

* Normalized EBT according to items indicated in the Revenue (+R$41.0 million in 1Q23) and Costs (+R$11.6 million in 3Q23, +R$17.4 million in 2Q23 and -R$4.4 million in 1Q23) sections.

EXHIBIT 4 – TIM S.A.
Operating Indicators

DESCRIPTION	3Q24	3Q23	% YoY	2Q24	% QoQ	9M24	9M23	% YoY
Mobile Customer Base ('000)	62,149	61,254	1.5%	61,986	0.3%	62,149	61,254	1.5%
Prepaid	32,468	34,078	-4.7%	33,014	-1.7%	32,468	34,078	-4.7%
Postpaid	29,681	27,176	9.2%	28,972	2.4%	29,681	27,176	9.2%
Postpaid (ex-M2M)	23,881	22,198	7.6%	23,453	1.8%	23,881	22,198	7.6%
4G Users Base ('000)	50,840	53,891	-5.7%	51,481	-1.2%	50,840	53,891	-5.7%
5G Users Base ('000)	8,563	3,776	126.8%	7,560	13.3%	8,563	3,776	126.8%
Market Share	23.7%	24.2%	-0.5p.p.	23.7%	-	23.7%	24.2%	-0.5p.p.
Prepaid	30.9%	31.7%	-0.8p.p.	31.0%	-0.2p.p.	30.9%	31.7%	-0.8p.p.
Postpaid	18.9%	18.7%	0.2p.p.	18.7%	0.2p.p.	18.9%	18.7%	0.2p.p.
Postpaid (ex-M2M)	21.4%	21.5%	-0.1p.p.	21.4%	-	21.4%	21.5%	-0.1p.p.
Monthly Churn (%)	3.0%	3.0%	-0.1p.p.	2.9%	0.1p.p.	2.9%	3.2%	-0.3p.p.
Reported Mobile ARPU (R$)	31.7	30.2	4.8%	31.2	1.5%	31.1	29.0	7.1%
Normalized Mobile ARPU (R$)	31.7	30.2	4.8%	31.2	1.5%	31.1	29.1	6.8%
Prepaid	14.9	15.0	-0.3%	14.9	0.3%	14.8	14.4	3.0%
Postpaid	43.3	43.7	-0.9%	43.9	-1.3%	43.1	42.4	1.6%
Postpaid (ex-M2M)	53.2	52.9	0.7%	53.4	-0.3%	52.6	50.9	3.3%
TIM Ultrafibra Customer Base ('000)	793	791	0.3%	798	-0.6%	793	791	0.3%
FTTH	744	692	7.5%	737	0.9%	744	692	7.5%
FTTC	49	99	-50.0%	61	-18.4%	49	99	-50.0%
TIM Ultrafibra Net Additions ('000)	(5)	30	n.a.	(9)	-43.6%	(9)	75	n.a.
TIM Ultrafibra ARPU (R$)	99.0	93.5	5.9%	98.6	0.5%	97.8	93.8	4.3%
Handsets Sold ('000)	148	146	1.3%	170	-13.1%	478	426	12.4%

EXHIBIT 5 – TIM S.A.
EBITDA After Lease

DESCRIPTION	3Q24	3Q23	% YoY	2Q24	% QoQ	9M24	9M23	% YoY
R$ million								
Normalized EBITDA*	**3,236**	**3,011**	**7.5%**	**3,153**	**2.6%**	**9,279**	**8,536**	**8.7%**
Total Lease Impact over Normalized EBITDA	(732)	(710)	3.1%	(692)	5.8%	(2,117)	(2,249)	-5.9%
Lease Payment	(812)	(822)	-1.2%	(770)	5.4%	(2,350)	(2,445)	-3.9%
Excluding decomissioning fines	51	98	-48.3%	32	56.5%	110	155	-29.2%
Other Lease effects	29	14	108.1%	46	-36.1%	124	41	204.8%
Normalized EBITDA-AL	**2,504**	**2,301**	**8.8%**	**2,461**	**1.8%**	**7,162**	**6,287**	**13.9%**
Normalized EBITDA-AL Margin	39.0%	38.0%	1.0p.p.	39.0%	0.0p.p.	38.1%	35.7%	2.3p.p.
Capex	(896)	(998)	-10.2%	(925)	-3.1%	3,176	3,212	-1.1%
Normalized EBITDA-AL - Capex	**1,608**	**1,302**	**23.4%**	**1,536**	**4.7%**	**3,987**	**3,074**	**29.7%**
Normalized EBITDA-AL Margin - Capex	25.0%	21.5%	3.5p.p.	24.4%	0.7p.p.	21.2%	17.5%	3.7p.p.

* Normalized EBITDA as per items indicated in the Revenue (+R$41.0 million in 1Q23) and Costs (+R$11.6 million in 3Q23, +R$17.4 million in 2Q23 and -R$4.4 million in 1Q23) sections.